ADVISORS SERIES TRUST

AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

with

First State Investments (US) LLC

This AMENDMENT is made as of September 22, 2020, to the Investment Advisory Agreement dated September 3, 2019 (the “Agreement”), by and between Advisors Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust indicated on Schedule A, which may be amended from time to time (each, a “Fund,” and together the “Funds”), and First State Investments (US) LLC, the investment adviser of the Funds, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to reflect a change in the names of the Adviser and a Fund; and

WHEREAS, the parties wish to amend Schedule A to add a new Fund;

NOW, THEREFORE, the parties agree as follows:

1)Effective September 22, 2020, the name of the adviser has been changed from First State Investments (US) LLC, to First Sentier Investors (US) LLC; and

2)Effective September 22, 2020, the name of the First State Global Listed Infrastructure Fund has been changed to the First Sentier Global Listed Infrastructure Fund; and

3)Schedule A has been amended to reflect the addition of the First Sentier American Listed Infrastructure Fund as approved by the Board of Trustees on September 23-24, 2020.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	FIRST SENTIER INVESTORS (US) LLC
By: /s/ Jeffrey T. Rauman	By: /s/ Bachar Beaini
Name: Jeffrey T. Rauman	Name: Bachar Beaini
Title: President	Title: Managing Director

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SCHEDULE A

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
First Sentier Global Listed Infrastructure Fund	0.75%
First Sentier American Listed Infrastructure Fund	0.75%

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